
03022647

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Curran Bay Resource Ltd.

*CURRENT ADDRESS: 56 Temperance St, 4th Floor
Toronto, Ontario
Canada M5H 3V5

**FORMER NAME:

**NEW ADDRESS:


PROCESSED

FILE NO. 82- 34724 FISCAL YEAR 11/30/02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: [signature]

DATE: 6/4/03

82-34724

ARIS
11-30-02

CURRAN BAY RESOURCES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
AND REPORT
AS AT NOVEMBER 30, 2002

AUDITOR'S REPORT

February 5, 2003
Toronto, Ontario

To the Shareholders of Curran Bay Resources Ltd.

I have audited the consolidated balance sheets of Curran Bay Resources Ltd. as at November 30, 2002 and 2001 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally Canadian accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Stewart Wright"
Chartered Accountant

CURRAN BAY RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT NOVEMBER 30

	2002	2001
ASSETS		
Current		
Cash and term deposits	$ 6,861	$ 14,540
Accounts receivable	1,641	4,875
	8,502	19,415
Mining claims and related expenses (Note 4)	1	1
	$ **8,503**	$ **19,416**
LIABILITIES		
Current		
Accounts payable (Note 7)	$ 169,871	$ 191,317
SHAREHOLDERS' EQUITY		
Stated capital (Note 6)	1,648,713	1,648,713
Contributed surplus	35,960	35,960
Deficit	(1,846,041)	(1,856,574)
	(161,368)	(171,901)
	$ **8,503**	$ **19,416**

See Notes to Consolidated Financial Statements

On Behalf Of The Board:

"Jules Loeb" Director

"Robert Silverman" Director

CURRAN BAY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED NOVEMBER 30

		2002		2001
Oil and gas				
Revenue	$	15,121	$	27,676
Operating costs		6,544		11,353
		8,577		16,323
Administrative				
Accounting and corporate services		600		3,400
Shareholder relations		1,996		9,629
Legal and audit fees		5,127		3,862
Management fees		-		18,000
Miscellaneous		664		767
		8,387		35,658
Loss from operations		(190)		19,335
Gain on settlement of debts		(10,343)		-
Gain on sale of software		-		(92,000)
Net earnings for the year		**10,533**		**72,665**
Deficit at the beginning of the year		(1,856,574)		(1,929,239)
Deficit at the end of the year	$	**(1,846,041)**	$	**(1,856,574)**
Basic Earnings per Share	$	**0.01**	$	**0.03**
Fully Diluted Earnings per Share	$	**0.01**	$	**0.01**

See Notes to Consolidated Financial Statements

CURRAN BAY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED NOVEMBER 30

	2002	2001
Cash flows from operations		
Net loss for the year	$ 10,533	$ 72,665
Adjustments for:		
Gain on sale of software	-	(92,000)
	10,533	(19,335)
Net change in working capital excluding cash		
Decrease (increase) in accounts receivable	3,234	(4,167)
Increase in accounts payable	(21,446)	34,947
	(7,679)	11,445
Decrease in cash	(7,679)	11,445
Cash at the beginning of the year	14,540	3,095
Cash at the end of the year	$ 6,861	$ 14,540

See Notes to Consolidated Financial Statements

Note 1

Continued Operations
The financial statements have been prepared on a going concern basis, which assumes the Company will continue to operate throughout its next fiscal period subsequent to November 30, 2002. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generate future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Accounting Policies

Administrative Expenditures
Administrative expenditures are charged to operations in the current year.

Mining Claims
The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.
Mining claims are carried at cost, net of recoveries, until they are brought into production at which time they are depleted on a unit of production basis.
Exploration expenditures relating to mining claims are deferred until the mining claims are brought into production at which time they are depleted on a unit of production basis.
The cost of mining claims abandoned or sold and the deferred exploration expenditures relating to the mining claims are charged to operations in the current year.
If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

Oil and Gas Interests
The Company follows the full-cost method of accounting for oil and gas activities in accordance with the Accounting Guideline of the Canadian Institute of Chartered Accountants. All costs associated with the acquisition of, exploration for, and the development of oil and gas reserves are capitalized. These costs are capitalized in one cost centre. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals on non-producing properties, costs of drilling both productive and non-productive wells, equipment costs, and technical consulting costs directly related to exploration and development activities. All other general and administrative costs including interest are expensed. Proceeds from sales of oil and gas properties are recorded as reductions of capitalized costs unless the disposal represents a significant disposition of reserves, whereupon gains on resale are recognized as revenue.

Note 1 (continued)

Oil and Gas Interests
The Company applies an annual ceiling test to capitalized costs to ensure that such costs do not exceed the estimated value of future net revenues from production of proven reserves at current prices less future costs of operating expenses, financing, future site restoration and income taxes. Any reduction of value, as a result of the ceiling test, is charged to operations.

Depletion of petroleum and natural gas properties and amortization of well equipment is provided on the units of production method based on proven petroleum and natural gas reserves. Natural gas production and reserves are converted to equivalent barrels of crude oil based on relative energy content.

Financial Instruments
The Company's financial instruments include cash, accounts receivable and accounts payable. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share
The loss per share figure has been calculated using the weighted average number of shares outstanding during the year. Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to earnings per share. Under this method, fully diluted earnings per share are calculated using the "treasury stock" method, replacing the previous method of "imputed earnings per share". The new recommendations have been applied on a retroactive basis.

Basis of Presentation
The financial statements include the accounts of the Company and its 100% owned subsidiary Bullseye Software Corporation ("Bullseye") from the date of its acquisition.

Income Taxes
The Company follows the asset and liability method of accounting for income taxes.

Note 2

Adoption of New Accounting Standard for Income Taxes
Effective January 1, 2002 the Company adopted the new Canadian Institute of Chartered Accountants' ("CICA") recommendations for the accounting for income taxes. The new standard requires the use of the asset and liability method of accounting for income taxes. Under this method, income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on the future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

Previously the Company followed the deferral method of accounting for income taxes.

The change in accounting policy has no effect in the current or prior period's financial statements.

Note 3

Income Taxes

The Company's income tax expense for the year is nil. There are no future income tax assets or liabilities that have been recognized. The Company's actual income tax expense for the year after the change in the accounting policy is made up as follows:

		2002	2001
Profit (loss) before income taxes	$	10,533	72,665
Application of prior years losses		(10,533)	(72,665)
Taxable Income		-	-
Actual income tax expense	$	-	-

As at November 30, 2002 the Company has losses carried forward which are deductible from future income for tax purposes and the losses expire as follows:

Year of Expiry		
2004	$	12,000
2005		76,000
2006		83,000
2007		38,000
2008		19,000
	$	,000

The Company has $110,000 in resources allowances available to reduce future year's taxable income

Note 4

Mining Claims

The Company indirectly holds a 30% interest in Saganaga Property carried at the nominal value of $1.

Note 5

Acquisition of Bullseye

Pursuant to two acquisition agreements the Company acquired a 100% interest in Bullseye by paying 75,000 in cash and issuing 1,280,000 Series I preference shares. Bullseye's sole asset is a series of proprietary computer software programs. The entire consideration has been allocated to the carrying value of the software. Subsequent to the acquisition the Company incurred a further development costs. As at November 30, 2000 the Company had completed the development of an internet based application of the software, however in light of the limited resources available the Company is unable to commercially market its product accordingly the investment has been written down to its estimated recoverable value of $20,000 in 1999 and nil in 2000 and 2001. There were no operating activities in Bullseye during the current year or prior years.
During 2001 the Company sold its interest in the software for $92,000 back to the original vendors.

Note 6

Stated Capital

Authorized

An unlimited number of non-participating, redeemable, voting preference shares
An unlimited number of common shares

	Shares		Value
Preference shares			
Balance November 30, 2002 and 2001	2,000,000		300,000
Common Shares			
Balance November 30, 2002 and 2001	2,166,008		1,348,713
		$	1,648,713

Holders of each Series I preference share will be entitled to receive by way of dividends 80% of the profits generated from the Company's investment in Bullseye up to a maximum of $2.00 per share. The Series I preference shares will have the same rights and privileges as the common shares with respect to windup or dissolution and be entitled to 1 vote at all annual and special meetings, except that any proposed sale of all, or materially all of the Company's interest in Bullseye must approved by a minimum of 66.67% of the of the votes cast by the holders of the Series I preference shares. The Series I preference shares will automatically be converted into common shares on a one for one basis on December 31, 2003, however if the Company fails to pay out dividends of at least $1.50 per share on the Series I preference shares by that date the shares will be converted to common shares on a basis 1 Series I preference share for 2 common shares.

Note 7

Related Party Transactions

During the year ended November 30, 2002 the sum of nil (2001 - $18,000) was paid to a company associated with a director as management fees.
Included in the accounts payable is the amount of $109,780 ($111,280-2001) owing to an officer and Director. This amount is unsecured; bears no interest and is due on demand.
All related party transactions were measured at the exchange amounts

Note 8

Segmented Information

The Company's operations comprise a single reporting operating segment engaged in oil and gas exploration. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, and loss for the year also represent segment amounts.

Note 9

Loss Per Share

		2001		2002
Loss per share				
Basic				
Numerator:	$		$	
Net earnings (loss) for the period		72,665		10,533
Denominator:				
Weighted average number of shares		2,166,008		2,166,008
Basic and diluted earnings (loss) per share	$	**0.03**	$	**0.01**
Fully Diluted				
Numerator:	$	72,665	$	10,533
Net earnings (loss) for the period				
Denominator:		6,166,008		6,166,008
Weighted average number of shares				
Basic and diluted earnings (loss) per share	$	0.01	$	0.01